05037590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| |
|---|
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response......12.00 |

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH, D.C. 179 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66392 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/06/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Next Generation Equity Research, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 East Wacker Drive, Suite 1330
(No. and Street)

| Chicago | IL | 60601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Boehm 866-622-7305
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John R. Waters & Company
(Name – *if individual, state last, first, middle name*)

| 123 N. Wacker Dr., Suite 1550 | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05

# OATH OR AFFIRMATION

I, Michael Boehm, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Next Generation Equity Research, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
N A SICKLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/27/06

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NEXT GENERATION EQUITY RESEARCH, LLC

## FINANCIAL STATEMENTS

## INITIAL PERIOD BEGINNING JANUARY 6, 2004 THROUGH DECEMBER 31, 2004

# C O N T E N T S

**INDEPENDENT AUDITORS' REPORT**

To the Members of Next Generation Equity Research, LLC

We have audited the accompanying statement of financial condition of Next Generation Equity Research, LLC as of December 31, 2004, and the related statements of income (loss), changes in members' capital and cash flows for the initial period beginning January 6, 2004 through December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of Next Generation Equity Research, LLC as of December 31, 2004, and the results of its operations and its cash flows for the initial period beginning January 6, 2004 through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John R. Waters & Company

Chicago, Illinois
February 23, 2005

JRW &CO CERTIFIED PUBLIC ACCOUNTANTS

JOHN R. WATERS & COMPANY

123 N. Wacker Drive, Suite 1550, Chicago, IL 60606

Phone 312 554 3400 Fax 312 554 3401 www.jrwaters.com

Exhibit I

# NEXT GENERATION EQUITY RESEARCH, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2004

| | |
|---|---|
| CURRENT ASSETS: | |
| Cash | $ 26,864 |
| Receivables from broker-dealers and clearing organizations | 232,555 |
| TOTAL CURRENT ASSETS | 259,419 |
| PROPERTY AND EQUIPMENT - NET | 20,691 |
| OTHER ASSETS | 15,883 |
| TOTAL ASSETS | $295,993 |
| LIABILITIES AND MEMBERS' CAPITAL | |
| LIABILITIES: | |
| Accounts payable | $ 30,789 |
| Other payable | 1,288 |
| TOTAL LIABILITIES | 32,077 |
| MEMBERS' CAPITAL | 263,916 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $295,993 |

The accompanying notes are an integral part of this statement.

Exhibit II

# NEXT GENERATION EQUITY RESEARCH, LLC

## STATEMENT OF INCOME (LOSS)

## FOR THE INITIAL PERIOD BEGINNING JANUARY 6, 2004 THROUGH DECEMBER 31, 2004

| | |
|---|---|
| REVENUE: | |
| Commission income | $ 660,971 |
| Other income | 3,075 |
| TOTAL REVENUE | 664,046 |
| EXPENSES: | |
| Salaries | 478,728 |
| Payroll taxes | 42,058 |
| Employee benefits | 49,288 |
| Clearing costs | 96,769 |
| Travel | 91,749 |
| Professional fees | 56,673 |
| Rent | 44,666 |
| Quotations and research | 43,671 |
| Meals and entertainment | 30,548 |
| Office supplies | 23,931 |
| Telecommunications | 20,261 |
| Licenses and registration | 19,313 |
| Depreciation and amortization | 3,094 |
| Charitable contributions | 2,580 |
| Interest expense | 1,168 |
| TOTAL EXPENSES | 1,004,497 |
| NET INCOME (LOSS) | $ (340,451) |

The accompanying notes are an integral part of this statement.

Exhibit III

**NEXT GENERATION EQUITY RESEARCH, LLC**

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE INITIAL PERIOD BEGINNING JANUARY 6, 2004
THROUGH DECEMBER 31, 2004

| | |
|---|---|
| INITIAL CAPITAL CONTRIBUTION | $ 300,000 |
| Additional capital contributions | 304,367 |
| Net income (loss) | (340,451) |
| BALANCE, DECEMBER 31, 2004 | $ 263,916 |

The accompanying notes are an integral part of this statement.

Exhibit IV

**NEXT GENERATION EQUITY RESEARCH, LLC**

STATEMENT OF CASH FLOWS

FOR THE INITIAL PERIOD BEGINNING JANUARY 6, 2004
THROUGH DECEMBER 31, 2004

| | |
|---|---|
| OPERATING ACTIVITIES: | |
| Net income (loss) | $ (340,451) |
| Items which did not affecting cash: | |
| Depreciation and amortization | 3,094 |
| Changes in: | |
| Receivables from broker-dealers and clearing organizations | (232,555) |
| Other assets | (15,883) |
| Accounts payable | 30,789 |
| Other payable | 1,288 |
| NET CASH FLOW FROM OPERATIONS | (553,718) |
| CASH FLOW FROM INVESTING ACTIVITIES: | |
| Purchase of property and equipment | (23,785) |
| NET CASH FLOW FROM INVESTING ACTIVITIES | (23,785) |
| CASH FLOW FROM FINANCING ACTIVITIES: | |
| Proceeds from line-of-credit | 150,000 |
| Payments of line-of-credit | (150,000) |
| Capital contributions - Membership interests | 604,367 |
| NET CASH FLOW FROM FINANCING ACTIVITIES | 604,367 |
| NET CASH FLOW | 26,864 |
| CASH, BEGINNING OF PERIOD | - |
| CASH, END OF PERIOD | $ 26,864 |
| SUPPLEMENTARY INFORMATION: | |
| Interest paid | $ 1,168 |

The accompanying notes are an integral part of this statement.

**NEXT GENERATION EQUITY RESEARCH, LLC**

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations - Next Generation Equity Research, LLC (the "Company"), formed under a certain Operating Agreement dated February 1, 2004, is a fully disclosed broker-dealer and member of the National Association of Securities Dealers. The Company is in the business of providing research on securities to institutional investors.

The Company is wholly-owned by Next Generation Holdings LLC (parent) that provides administrative services beginning in 2005.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment - Property and equipment is stated at cost and depreciated over its useful life on the straight-line method over a five year period.

NOTE 2 - LEASE COMMITMENTS:

On December 15, 2004, the Company entered into a twenty eight month lease agreement for office space in Chicago, Illinois commencing on January 1, 2005. Under the terms of the lease, the Company is obligated to pay rent, real estate taxes, and operating expenses for the facilities. The total base rent expense for the previous office lease aggregated $44,666 in 2004.

The future base minimum lease payments on the operating lease are as follows:

| | |
|---|---|
| 2005 | $ 50,000 |
| 2006 | 62,000 |
| 2007 | 21,000 |
| Total | $133,000 |

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital of $227,342, which was $222,342 in excess of its required net capital of $5,000.

NOTE 4 - CUSTOMER CONCENTRATION

All revenues earned during 2004 and all commission amounts receivable are from one customer.

SUPPLEMENTARY INFORMATION

**NEXT GENERATION EQUITY RESEARCH, LLC**

COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934)

DECEMBER 31, 2004

| | |
|---|---|
| NET CAPITAL: | |
| Total members' capital (Exhibit III) | $263,916 |
| Deductions: | |
| Non-allowable assets: | |
| Property and equipment - Net | 20,691 |
| Other assets | 15,883 |
| Total deductions | 36,574 |
| NET CAPITAL | 227,342 |
| MINIMUM NET CAPITAL REQUIREMENT | 5,000 |
| EXCESS NET CAPITAL | $222,342 |
| AGGREGATE INDEBTEDNESS | |
| Total liabilities | $ 32,077 |
| Ratio of aggregate indebtedness to net capital | .14 to 1.0 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004) | |
| NET CAPITAL (as reported in Company's Part II, Unaudited FOCUS report) | $222,957 |
| Audit adjustment to record reclassification of future year lease expense | 4,385 |
| NET CAPITAL (per above) | $227,342 |

The accompanying notes are an integral part of this statement.

**NEXT GENERATION EQUITY RESEARCH, LLC**

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c-3-3

DECEMBER 31, 2004

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii) of the rule and does not hold customers' monies or securities.

The accompanying notes are an integral part of this statement.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL**

To the Members of Next Generation Equity Research, LLC

In planning and performing our audit of the financial statements of Next Generation Equity Research, LLC for the initial period beginning January 6, 2004 through December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Procedure for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relative low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the initial period ended December 31, 2004 and this report does not effect our report thereon dated February 23, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

John B. Watts & Company

Chicago, Illinois
February 23, 2005